SafeCode Drug Technologies Corp.
c/o Delaware Intercorp, Inc.
113 Barksdale Professional Center
Newark, DE 19711

December 6 2011
By Fax and Edgar
Russell Mancuso
Branch Chief - Legal
Securities and Exchange Commission
Fax: 202-772-9349

Re: SafeCode Drug Technologies Corp.
Registration Statement on Form S-1/a#5
Filed November 29  , 2011
File No. 333-174167

Dear Mr. Mancuso:

SafeCode Drug Technologies Corp. ("SDT") acknowledges receipt of the letter dated December 1  , 2011 (the "Staff Letter") from the staff (the "Staff") of the Division of Corporation Finance of the United States Securities and Exchange Commission (the "SEC"). Per the instructions in your letter, we have amended our Registration Statement on Form S-1/A#6 (the "Amended Draft") and have tracked all changes in the edgarized document for is an item-by-item response to the Staff’s comments. We appreciate the Staff's comments as well as the opportunity this process provides to improve the content of our SEC filings. Where we agree to make requested revisions to our disclosures in future filings with the SEC, such agreement and any such revisions to disclosures made in future filings should not be taken as an admission that prior disclosures were in any way deficient. We have noted in our responses below the disclosures that we anticipate will be affected by this internal review process insofar as they may be applicable to the Staff's comments. Any changes in our future SEC filings made as a result of this review process should not be taken as an admission that prior disclosures were in any way deficient. We acknowledge that SDT is responsible for the adequacy and accuracy of the disclosure in its filing and that Staff comments or changes to disclosures in response to Staff comments do not foreclose the SEC from taking any action with respect to the filing. We also represent that we will not assert Staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. Set forth below are the Staff's comments contained in the Staff Letter (in bold face type) followed by our responses.

Existing or Probable Government Regulations, page 18

1)
Please expand your response to prior comment 1 to provide your legal analysis supporting your determination that your proposed product “is not necessarily” a medical device. If your proposed product is a medical device and would be subject to regulation and oversight by, or would require approval from, the U.S. Food and Drug Administration, please say so directly and revise your disclosure to remove the uncertainty regarding applicable government regulations, required approval and oversight, and related risks. If you believe that applicable law is unclear as to whether your proposed product is a medical device and you have not sought clarification from the U.S. Food and Drug Administration, please say so directly and fully disclose the regulatory consequences if your product were determined to be a medical device.

Response

After further extensive research of the FDA regulations it is apparent that our patent pending technology will most likely be regulated by the FDA. We have revised and extended the related section in Government Regulations accordingly and have cited the related literature to explicitly show and  state that FDA regulations will need to be adhered to accordingly for the sale/use of our patent applied technology product.

If you have any questions or require further clarification, Please do not hesitate to contact us at Tel: +972-507839976.

Sincerely,
Joel Klopfer, President and Director
SafeCode Drug Technologies Corp.
cc: Aslynn Hogue, Securities and Exchange Commission, Division of Corporation Finance - Edgar